Exhibit (d)(22)(xi)

FORM OF

EQ ADVISORS TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of May 1, 2008 between AXA Equitable Life Insurance Company, a New York stock life insurance corporation (“AXA Equitable” or “Manager”) and Marsico Capital Management, LLC, a Delaware limited liability company (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of December 14, 2007, as amended (“Agreement”) relating to the MarketPLUS Large Cap Growth Portfolio of EQ Advisors Trust (“Trust”) as follows:

1. Name Change. The name of the MarketPLUS Large Cap Growth Portfolio (“Portfolio”) is changed to EQ/Large Cap Growth PLUS Portfolio.

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolio.

3. Appendix A. Appendix A to the Agreement setting for the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		MARSICO CAPITAL MANAGEMENT, LLC

By:		By:
	Steven M. Joenk	Name:
	Senior Vice President	Title:

APPENDIX A

TO

INVESTMENT ADVISORY AGREEMENT

WITH

MARSICO CAPITAL MANAGEMENT, LLC

Related Portfolios	Annual Advisory Fee Rate***

Focus Portfolios, which shall consist of the following Allocated Portion, Related Portfolio and Other Allocated Portions** of Related Portfolios (collectively referred to as “Focus Portfolios”):

EQ/Large Cap Growth PLUS Portfolio*

EQ/Marsico Focus Portfolio (a series of the Trust)

AXA Conservative Multimanager Fund (a series of AXA Offshore Multimanager Funds Trust)*

AXA Moderate Multimanager Fund (a series of AXA Offshore Multimanager Funds Trust)*

AXA Aggressive Multimanager Fund (a series of AXA Offshore Multimanager Funds Trust)*

0.450% of the Focus Portfolios’ average daily net assets up to and including $400 million; 0.400% of the Focus Portfolios’ average daily net assets over $400 million and up to and including $1 billion; 0.375% of the Focus Portfolios’ average daily net assets over $1 billion and up to and including $1.5 billion; and 0.350% of the Focus Portfolios’ average daily net assets in excess of $1.5 billion

*	Fees to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “Marsico Allocated Portion.”
**	Other Allocated Portions include another series of EQ Advisors Trust (or series or portions thereof) or other investment companies (or series or portions thereof) that are managed by the Manager and advised by the Adviser and classified as “Focus Portfolios.”
***	The daily advisory fee for the Related Portfolios is calculated by multiplying the aggregate net assets of the Related Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each Marsico Allocated Portion is the portion of the daily advisory fee for the Related Portfolios equal to the Marsico Allocated Portion’s net assets relative to the aggregate net assets of each respective Related Portfolio, including the Marsico Allocated Portion, used in fee calculation.